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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

AtriCure, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
04963C209
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	04963C209	Page	2	of	14

1	NAMES OF REPORTING PERSONS: Camden Partners Strategic II, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		920,132

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		920,132

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	920,132

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	645526104	Page	3	of	14

1	NAMES OF REPORTING PERSONS: Camden Partners Strategic Fund II-A, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		920,132

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		920,132

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	920,132

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	645526104	Page	4	of	14

1	NAMES OF REPORTING PERSONS: Camden Partners Strategic Fund II-B, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		920,132

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		920,132

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	920,132

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	645526104	Page	5	of	14

1	NAMES OF REPORTING PERSONS: Richard M. Berkeley

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		920,132

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		920,132

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	920,132

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	645526104	Page	6	of	14

1	NAMES OF REPORTING PERSONS: Donald W. Hughes

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		920,132

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		920,132

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	920,132

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	645526104	Page	7	of	14

1	NAMES OF REPORTING PERSONS: Richard M. Johnston

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		920,132

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		920,132

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	920,132

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	645526104	Page	8	of	14

1	NAMES OF REPORTING PERSONS: David L. Warnock

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		920,132

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		920,132

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	920,132

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
     (a) Name of Issuer: AtriCure, Inc. (the “Issuer”)
     (b) Address of Issuer’s Principal Executive Offices: 6033 Schumacher Park Drive, West Chester, OH 45069
Item 2.
     (a) Name of Person Filing: This statement is filed on behalf of (each a “Reporting Person”): Camden Partners Strategic II, LLC (“CPS II”), Camden Partners Strategic Fund II-A, L.P. (“Fund II-A”), Camden Partners Strategic Fund II-B, L.P. (“Fund II-B” and together with Fund II-A, the “Funds”), Richard M. Berkeley (“Berkeley”), Donald W. Hughes (“Hughes”), Richard M. Johnston (“Johnston”) and David L. Warnock (“Warnock”).
     (b) Address of Principal Business Office, or if none, Residence: One South Street, Suite 2150, Baltimore, Maryland 21202
     (c) Citizenship: The citizenship or place of organization of each of the Reporting Persons is set forth on the cover page.
     (d) Title of Class of Securities:Common Stock
     (e) CUSIP Number:04963C209

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U. S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c). ,
(c)	☐ Insurance company as defined in section 3(a)(l 9) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1 (b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with § 240.13d- I (b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with §240.13d-l(b)(1)(ii)(J).
Not applicable.
Item 4. Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:
CPS II is the sole general partner of each of the Funds. Berkeley, Hughes, Johnston and Warnock (collectively, the “Managing Members”) are each managing members of CPS II. The limited partnership agreement for each of the Funds provides that any securities that are acquired by both of the Funds shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of the Funds’ respective investments. The limited partnership agreement for Fund II-A provides that it will invest on a side-by-side basis with Fund II-B. Notwithstanding these provisions, there is no agreement between the Funds that provides the other with any right to enforce these provisions. The Funds and the Managing Members each disclaims being members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act.
Because of their relationship as affiliated entities, each of the Funds may be deemed to own beneficially the securities held of record by the other. Each of the Funds hereby disclaims beneficial ownership of any securities not held of record by it. As the sole general partner of the Funds, CPS II may be deemed to own beneficially the securities held of record by each of the Funds. CPS II disclaims beneficial ownership of any securities held of record by each of the Funds, except to the extent of its pecuniary interest therein. The Managing Members (and Johnston as a director of the Issuer) may be deemed to own beneficially the securities held of record by each of the Funds. Each of the Managing Members (including Johnston in his capacity as a director of the Issuer) hereby disclaims beneficial ownership of any securities not held of record by him, except to the extent of his pecuniary interest therein.
Fund II-A is the holder of record of 868,605 shares of the Issuer’s Common Stock. Fund II-B is the holder of record of 51,527 shares of Issuer’s Common Stock.
     (b) Percent of class: All calculations of beneficial ownership percentages are based on the Issuer’s report of having 12,066,005 shares of Common Stock issued and outstanding as of November 15, 2005, on Issuer’s Form 10-Q filed on November 15, 2005 (incorporated herein by reference). The percentages of beneficial ownership reported herein reflect the beneficial ownership if each of the Reporting Persons is deemed to be the beneficial owner of all of the shares of Common Stock held of record by the Funds.
     CPS II 7.6%
     Fund II-A 7.6%
     Fund II-B 7.6%
     Berkeley 7.6%
     Hughes 7.6%
     Johnston 7.6%
     Warnock 7.6%
     (c) Number of shares as to which the person has:
          (i) Sole power to vote or to direct the vote

CPS II	0
Fund II-A	0
Fund II-B	0
Berkeley	0
Hughes	0
Johnston	0
Warnock	0
          (ii)  Shared power to vote or to direct the vote

CPS II	920,132
Fund II-A	920,132
Fund II-B	920,132
Berkeley	920,132
Hughes	920,132
Johnston	920,132
Warnock	920,132
          (iii)  Sole power to dispose or to direct the disposition of

CPS II	0
Fund II-A	0
Fund II-B	0
Berkeley	0
Hughes	0
Johnston	0
Warnock	0
          (iv)   Shared power to dispose or to direct the disposition of

CPS II	920,132
Fund II-A	920,132
Fund II-B	920,132
Berkeley	920,132

Hughes	920,132
Johnston	920,132
Warnock	920,132
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits
     Exhibit 1 — Agreement regarding filing of joint Schedule 13G (attached).
     Exhibit 2 — Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit 3 — Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit 4 — Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13G/A filed with respect to Kennedy-Wilson, Inc. on February 21, 2003, incorporated herein by reference).
     Exhibit 5 — Form 10-Q (previously filed by AtriCure, Inc. on November 15, 2005, incorporated herein by reference).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2006

Camden Partners Strategic Fund II-A, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Managing Member

Camden Partners Strategic Fund II-B, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Managing Member

Camden Partners Strategic II, LLC
/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Managing Member

Richard M. Berkeley

/s/ Donald W. Hughes, Attorney-in-Fact

Donald W. Hughes

/s/ Donald W. Hughes

Richard M. Johnston

/s/ Donald W. Hughes, Attorney-in-Fact

David L. Warnock

/s/ Donald W. Hughes, Attorney-in-Fact